Filed Pursuant to Rule 253(g)(2)

File No. 024-10843

Fundrise Growth eREIT II, LLC

SUPPLEMENT NO. 3 DATED December 27, 2019

TO THE OFFERING CIRCULAR DATED November 25, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (“we”, “our” or “us”), dated November 25, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On December 23, 2019, the Manager of the Company declared a daily distribution of $0.0013698630 per share (the “January 2020 Daily Distribution Amount”) (which equates to approximately 5.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2020 and ending on January 31, 2020 (the “January 2020 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2020 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2020. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.